Exhibit 99.1

HAMILTON, BERMUDA, June 12, 2025 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announces the results of its 2025 Annual Meeting of Shareholders (the “Annual Meeting”) held on Wednesday, June 11, 2025.

Shareholders holding an aggregate of 111,518,652 common shares of DHT were present or represented by proxy at the Annual Meeting, representing approximately 69.44% of the issued and outstanding common shares of DHT as of the close of business on April 23, 2025, the record date for the Annual Meeting.

At the Annual Meeting, the shareholders voted (1) to approve the 2025 Incentive Compensation Plan (the “2025 Plan”) and (2) to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

The detailed results of the Annual Meeting were as follows:

1.	Approval of 2025 Incentive Compensation Plan

The shareholders of DHT voted to approve the 2025 Incentive Compensation Plan. The votes were cast with 109,434,613 for, equal to 98.13% of the total shares voted, 1,874,408 votes against and 209,631 votes abstain.

2.	Ratification of Selection of Registered Public Accounting Firm

The shareholders of DHT voted to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2025. The votes were cast with 111,316,058 votes for, equal to 99.82% of the total shares voted, 140,426 votes against and 62,168 votes abstain.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit www.dhtankers.com.

Contact:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: Ich@dhtankers.com